June 29, 2012

Oppenheimer Variable Account Funds
Oppenheimer Global Strategic Income Fund/VA
6803 S. Tucson Way
Centennial, CO 80112

Ladies and Gentlemen:

We have acted as counsel to Oppenheimer Variable Account Funds, a Massachusetts business Trust (the “Trust”), on behalf of its series the Oppenheimer Global Strategic Income Fund/VA (the “Acquiring Fund”), in connection with the filing with the Securities and Exchange Commission (the “SEC”) of the Trust’s registration statement on Form N-14 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), registering the Non-Service Class and Service Class of shares of beneficial interest, par value $.001 per share (the “Shares”), of the Acquiring Fund, to be issued to Oppenheimer High Income Fund/VA (the “Target Fund”), a series of the Trust, pursuant to an Agreement and Plan of Reorganization, the form of which is being filed as part of the Registration Statement (the “Agreement”).  The Agreement to be entered into by the Acquiring Fund and the Target Fund provides for the transfer of substantially all of the Target Fund’s assets to the Acquiring Fund in exchange solely for a number of Shares having an aggregate net asset value equal to the value of the transferred assets, and the distribution of such Shares pro rata to the Target Fund’s shareholders in complete liquidation of the Target Fund, all on the terms and conditions set forth in the Agreement.

You have requested our opinion as to the matters set forth below in connection with the filing of the Registration Statement.  For purposes of rendering that opinion, we have examined the Registration Statement, the Agreement, the Trust’s Amended and Restated Declaration of Trust, and bylaws, and the corporate actions of the Trust that provides for the issuance of the Shares, and we have made such other investigation as we have deemed appropriate.  We have examined and relied upon certificates of public officials and, as to certain matters of fact that are material to our opinions, we also have relied on a certificate of an officer of the Acquiring Fund.  In rendering our opinion, we also have made the assumptions that are customary in opinion letters of this kind.  We have not verified any of those assumptions.

Our opinion, as set forth herein, is based on the facts in existence and the laws in effect on the date hereof and is limited to the federal laws of the United States of America and the laws of the Commonwealth of Massachusetts that, in our experience, generally are applicable to the issuance of shares by entities such as the Acquiring Fund.  We express no opinion with respect to any other laws.

Based upon and subject to the foregoing, we are of the opinion that (1) the Shares being registered pursuant to the Registration Statement have been duly authorized for issuance by the Acquiring Fund; and (2) when issued and delivered to the Target Fund upon the terms provided in the Agreement, the Shares to be issued to the Target Fund pursuant to the Agreement will be validly issued, fully paid, and nonassessable.  In this regard, however, we note that the Trust is a Massachusetts business trust and, under certain circumstances, shareholders of a Massachusetts business trust could be held personally liable for the obligations of the Trust.

This opinion is rendered solely in connection with the filing of the Registration Statement.  We hereby consent to the filing of this opinion with the SEC in connection with the Registration Statement and to the reference to this firm in the Registration Statement.  In giving our consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act or the rules and regulations of the SEC thereunder.

Very truly yours,

/s/ K&L Gates
K&L Gates LLP